

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 20, 2016

Via E-Mail
John Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

> **Re:** **Valeritas Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 2, 2016**
> **File No. 333-212653**

Dear Mr. Timberlake:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2016 letter.

Prospectus Summary, page 1

1.   Please expand your response to prior comment 1 to address whether competitors offer FDA-cleared basal-bolus insulin delivery devices, and, if so, revise to clarify. Include in your response all such delivery devices, including ones that are not mechanical.

Competitive products, page 10

2.   If competitive products that you mention in the penultimate sentence of the first paragraph already exist on the market, please revise to clarify. In this regard, we note the last sentence of your response to prior comment 3.

We may be exposed to additional risks as a result of "going public," page 37

3. We note your response to prior comment 8. Please revise to clarify the "certain restrictions" and "certain specified periods" at issue if your conclusions are incorrect. Also clarify the effect of reliance on Rule 144, given Rule 144(i).

Cautionary Note, page 40

4. We note your response to prior comment 10. Please revise your disclosure in the last paragraph of this section to remove any implication that you are incorporating disclosures by reference into this prospectus.

Selling Stockholders, page 42

5. Please expand your response to prior comment 11 to tell us how you determined whether WestPark Capital is in the business of underwriting securities, including whether you considered the filings Westpark Capital makes with the SEC. Additionally, if WestPark Capital is a broker-dealer and did not receive its shares as compensation for underwriting activities, please revise to disclose it as an underwriter and disclose the fixed price at which it will sell the securities for the duration of the offering.

Lock-up Agreements, page 55

6. We note your response to prior comment 16. Please tell us which exhibit contains the 80% lock-up agreement.

Management's Discussion and Analysis, page 58

7. Please expand your response to prior comment 19 to tell us how investors can adequately understand your results of operations without disclosure of your patient retention and refill rates given your statement on page 8 that retention is a key to maintaining and growing your revenue. Also tell us whether your patient retention and refill rates, as well as the portion of your revenue from new customers, have changed materially in any of the periods presented.

Liquidity and Capital Resources, page 67

8. Please reconcile your response to prior comment 22 indicating that you are not subject to any other covenants with sections 8 and 9 of exhibit 10.11 and articles 5 and 6 of exhibit 10.32, and expand your response to discuss whether any of these affirmative or negative covenants are restricting your financial or operating flexibility.

Demonstrated Results and Enhanced Patient Experience and Customer Support, page 89

9.   The last sentence of your response to prior comment 25 appears to be limited to two criteria. Please expand your response to tell us about any study that (1) reached conclusions that are contrary to the conclusions you disclose or (2) otherwise include material negative conclusions regarding your product. Address in your response whether those conclusions should be disclosed to balance the information currently in your prospectus.

10.   From your response to prior comment 26, it appears that you paid the third-party researchers named in the prospectus a study site fee, compensation for data analysis, and an educational grant in connection with the study results that you disclose. If so, please file the consent of the named researchers as an exhibit to your registration statement. See Rule 436.

Employment Agreements, page 122

11.   Please expand your disclosure made in response to prior comment 32 to disclose the compensation to be paid under section 2(b) of exhibit 10.29.

March 2015 Employment Agreements, page 124

12.   We note your response to prior comment 33 and your disclosure regarding Mr. Timberlake's March 2015 employment agreement. Please expand your disclosure to include the material terms of the amended employment agreement filed as exhibit 10.24.

Unaudited Condensed Consolidated Financial Statements, page F-34

13.   We note the parenthetical references to the footnotes on the face of the unaudited condensed consolidated financial statements. Please reconcile the parenthetical footnote references on the face of the financial statements with the notes to condensed consolidated financial statements beginning on page F-38. For example, on page F-34, net loss per share of common shares outstanding – basic and diluted references note 18. However, it appears that net loss is discussed in footnote 17 beginning on page F-51.

Exhibits

14.   Please expand the last paragraph of your response to prior comment 38 to tell us whether any of the agreements with the distributors mentioned in the carryover paragraph at the top of page 99 include any material volume discounts or indicate when the agreement will expire.

15.   We note your response to prior comment 39. Please file exhibit A to exhibit 10.29.

Exhibit 5.1

16.   The opinion that you file per Regulation S-K Item 601(b)(5) should not include
        assumptions that are overly broad, that assume away the relevant issue, or that assume
        any of the material facts underlying the opinion or any readily ascertainable facts. In this
        regard, we note in the fourth paragraph of this exhibit that counsel has assumed
        "compliance with each applicable agreement." Likewise, it is unclear why the last
        sentence of the fourth paragraph of this exhibit s necessary and appropriate. Please file a
        revised opinion accordingly.

        You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and
related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with
any other questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Emilio Ragosa
        Morgan, Lewis & Bockius LLP